Exhibit 3.1
CERTIFICATE OF AMENDMENT
TO THE
RESTATED CERTIFICATE OF INCORPORATION
OF
SUPERVALU INC.

I, Karla Robertson, certify that:
1. In accordance with the applicable provisions of Section 242 of the General Corporation Law of the State of Delaware, the Board of Directors of SUPERVALU INC. (the “Corporation”) adopted resolutions setting forth a proposed amendment to the Corporation’s Restated Certificate of Incorporation as follows:

RESOLVED, that Article Fourth, Section 1 of the Restated Certificate of Incorporation of the Corporation be amended and restated as follows:

“Authorized Classes of Stock. That the total number of shares of stock which this Corporation is authorized to issue is 58,142,857 shares, of which 57,142,857 shares of the par value of $0.01 per share are designated Common Stock and 1,000,000 shares of no par value are designated Preferred Stock (herein referred to as “Preferred Stock”). Shares of any class of stock of the Corporation may be issued for such consideration and for such corporate purposes as the Board of Directors may from time to time determine.

Upon the effectiveness of this Certificate of Amendment (the “Effective Time”), each 7 shares of the Corporation’s Common Stock issued and outstanding or held in treasury shall, automatically and without any action on the part of the respective holders thereof, be combined and converted into one share of Common Stock, par value $0.01 per share, of the Corporation. No fractional shares will be issued. In lieu thereof, any holder of less than one share of Common Stock shall be entitled to receive cash for such holder’s fractional share based upon the closing price of the Corporation’s Common Stock on the New York Stock Exchange on the trading day immediately prior to the Effective Time (as adjusted to give effect to the reverse stock split). Each certificate that immediately prior to the Effective Time represented shares of Common Stock (an “Old Certificate”) shall thereafter represent that number of shares of Common Stock into which the shares of Common Stock represented by the Old Certificate shall have been combined, subject to the elimination of fractional share interests as described above.”
2. The foregoing amendment was duly adopted by the stockholders of the Corporation in accordance with Section 242 of the General Corporation Law of the State of Delaware on July 19, 2017, at an Annual Meeting of the Stockholders of the Corporation, and such amendment has not been subsequently modified or rescinded.
3. This Certificate of Amendment shall be effective at 6:00 p.m. Eastern Time, on August 1, 2017.

Dated:	July 20, 2017

By: /s/ Karla C. Robertson
Karla C. Robertson
Executive Vice President, General Counsel,
Corporate Secretary